Exhibit 1

Media Release

5 May 2010

The Westpac Group posts good result and continues to invest for growth

Key financial highlights(1):

•                  Statutory net profit of $2,875 million, up 32%

•                  Cash earnings of $2,983 million, up 30%

•                  Core earnings of $5,183 million, up 5%

•                  Cash earnings per share of 100.8 cents, up 22%

•                  Fully franked interim dividend of 65 cents, up 16%

•                  Economic Profit of $1,836 million

Interim Profit Result

The Westpac Group today announced cash earnings of $2,983 million for the half year ended 31 March 2010, up 30%. Statutory net profit after tax increased 32% to $2,875 million.

Cash earnings per share of 100.8 cents for the half were 22% higher than for the prior corresponding period.

Westpac declared an interim dividend of 65 cents, fully franked, representing a payout ratio of 65%.

Westpac Chief Executive Officer, Gail Kelly, said: “I am pleased with our interim result for 2010. It reflects a much improved Australian economy and good momentum across all our businesses. We have also taken the opportunity to further strengthen our balance sheet. Overall, it is very clear that The Westpac Group is emerging from the global financial crisis in a stronger position and with a sustainable platform for growth.

“Over the past 12 months, in meeting customer needs, and as a direct result of our decision to remain open for business, we grew our Australian home lending balances by $43 billion and our Australian market share in this strategically important segment by two percentage points to 27%. This step up in market share includes providing over 355,000 new mortgages.

“At the same time we grew our customer deposits by $15 billion and our Australian market share from 23% to 24%, representing growth of 1.3 times system for the year. We also materially reduced bank fees, delivering significant benefits to Australia and New Zealand retail and business customers,” Mrs Kelly said.

“Our Institutional Bank and Wealth businesses have been particularly strong over the half. These businesses had been significantly impacted by the global financial crisis, and their rapid rebound reflects their underlying quality, coupled with disciplined, experienced management.

(1) All comparisons in this Media Release are with the prior corresponding period unless otherwise indicated. First Half 2009 information is provided on a pro-forma basis as if the Westpac and St.George merger was completed on 1 October 2008, to assist comparison with the current period.

Westpac Banking Corporation

ABN 33007457141

“Another highlight of the half has been the continuing success of the St.George merger. St.George has grown its customer numbers and increased the depth of its customer relationships. It also has customer Net Promoter Scores(2) well ahead of the major bank average and a brand proposition that is stronger than ever.

“Pleasingly our decision to integrate Westpac and St.George taking the best from both has resulted in a Group with significantly more capability than either organisation had on a stand-alone basis.”

Mrs Kelly said that the financial performance for the half, when viewed as a whole, reflects the impacts of both structural adjustments in the financial services industry and continued investment across the Group.

“Customer margins have been impacted by the increasing cost of wholesale funds at a time when we have been significantly increasing our market share. We have also secured a larger proportion of long-term funding which, while more expensive, provides certainty in supporting our customers,” Mrs Kelly said.

“We are also making major investments in technology and banking operations. For example, significant progress has been made in the mortgage area, with processing times reduced by 40% over the last 12 months.”

Result Highlights

•                  Growth in mortgages of 1.6 times banking system and household deposit growth of 1.3 times banking system;

•                  A $732 million reduction in impairment charges, most notably in the Institutional Bank, reflecting an improved operating environment, a stabilisation in asset quality and relatively lower risk loan book;

•                  Westpac Institutional Bank consolidating its position as the clear number one(3) Institutional Bank in Australasia with deep relationships across key industry sectors and strong customer advocacy;

•                  Significant improvement in Wealth, with the BT administration platforms receiving around 1 in every 4 dollars invested in platforms during the half; and

•                  Further strengthening of The Westpac Group’s financial position including higher capital levels, an improved stable funding ratio, increased liquid assets and sector leading provisioning coverage ratios.

Revenue of $8,621 million was up 4%, with market share gains in mortgages and deposits supported by a solid contribution from the Institutional Bank and Treasury. The wealth business, BTFG, also performed strongly, driven by improving asset markets and strong cross-sell.

Continuation of the Group’s disciplined approach to expense management saw expense growth moderate over the year to 2%, with contributions from merger scale benefits and flat fixed remuneration for executives. This was achieved notwithstanding further investment in the Group’s customer-focussed strategy, including opening 19 more branches across the Group, hiring over 500 more front-line bankers as part of the Westpac Local rollout and increasing our project spend on customer facing initiatives. The Group’s cost to income ratio fell to just below 40%.

Net interest margins continue to be impacted by the changing operating environment and over the past six months declined by 11 basis points to 2.28%. A major factor was a 10 basis point drop from Treasury due to lower revenue and holding higher liquid assets.

(2) A measure of customer advocacy.

(3) Based on Peter Lee Large Corporate and Institutional Relationship Banking survey (Australia 2009).

Higher funding costs for both wholesale funding and customer deposits also impacted margins in our consumer and business banking divisions, which were down 8 basis points.

The Westpac Group continues to strengthen its balance sheet. The Group has increased its provisioning through the half, with total provisions of $5.3 billion, including the economic overlay, which remains unchanged at $502 million. Collective provisions to credit risk weighted assets increased by 25 basis points to 150 basis points, a sector leading coverage ratio. The credit health of the portfolio has largely stabilised, including 90 day mortgage delinquencies, which fell 11 basis points.

In addition, Tier 1 capital improved during the half, increasing by 53 basis points to 8.64%. The Group also improved its funding profile, with its Stable Funding Ratio at 79%, up from 77%.

Customer initiatives

Initiatives included:

•                  Westpac Local — Excellent progress has been made in implementing Westpac Local, as we bring back grass roots banking through significant investment in local branches, including the hiring of 669 new Bank Managers and 59 Regional Managers. In addition, Westpac Retail and Business Banking opened 11 new branches and 4 new business bank centres over the year. The Westpac Local model is also being rolled out in New Zealand.

•                  St.George has successfully introduced new products in its branch network, including BT Super for Life in January 2010.

•                  The Westpac Group reduced all exception fees for both consumer and business customers to $9 from 1 October 2009, creating a simpler and cheaper bank fee model. This has reduced bank fees charged to customers by $158 million in the half, leading to an 80% drop in fee related customer complaints.

•                  Continued expansion of the Westpac Assist and St.George Assist customer support initiatives. During the half these programs directly assisted 22,000 customers.

•                  Westpac Institutional Bank invested in capability in key customer segments, with a focus on industrials and resources.

•                  Significant investment has also been made in improving core technology stability for better system reliability and improved customer experience.

Merger Progress

Our integration with St.George remains ahead of target on key metrics. St.George Bank is stronger than ever and customer numbers are 2% higher over the year. Merger expense synergies are on plan.

Other major milestones met over the half included moving onto a single general ledger, combining HR systems, moving to a single ADI and launching BT Super for Life through the St.George Bank and BankSA networks.

Business Unit Performance

Cash Earnings $A millions

				Half Year	Half Year
Divisions	Half Year March 2010	Half Year Sept 2009	Half Year March 2009	Sept 2009 % Change	March 2009 % Change
Westpac Retail and Business	873	918	990	(5)	(12)
Banking
Westpac Institutional Bank(4)	807	203	158	large	large
St.George Bank(4)	472	470	573	—	(18)
BT Financial Group(4)	301	278	215	8	40
Westpac New Zealand (NZD)	125	34	202	large	(38)

WBC Retail and Business Banking (Westpac RBB) — The business has good underlying momentum although cash earnings eased over the past year as a result of the decision to reduce bank fees, higher funding costs and the lagged impact of slower activity increasing impairment charges by $78 million. The business has delivered strong mortgage growth of 21% (1.8 times banking system) and sound deposit growth of 11% (household deposits 1.5 times banking system).

Westpac Institutional Bank (WIB) — Cash earnings increased strongly, up $649 million, primarily driven by solid operating income (up 5%) and a material decline in impairment charges. Our number one lead bank position helped lift core earnings 6% with higher margins and stronger fee income more than offsetting a 15% decline in loans and lower foreign exchange income. Debt Markets performed strongly again, with good customer flows and improving credit spreads driving income.

St.George — The business has delivered good growth with lending up 9% and improved market share (mortgages growing at 1.3 times banking system) although reductions in bank fees and higher funding costs have limited revenue growth. In addition, the slowdown in economic activity and weakness in the commercial property sector significantly impacted St.George earnings, with a material uplift in impairment charges compared to the first half 2009. Despite the property sector having stabilised and property impairments looking to have peaked, these factors, in aggregate, led to cash earnings being unchanged between this half and second half 2009. BankSA continued to perform extremely strongly and generated a 9 per cent increase in cash earnings to $109 million.

BT Financial Group (BTFG) — Cash earnings increased strongly, up 40%, driven by stronger investment markets and an improved insurance result. Funds Management cash earnings growth of 37% was driven by higher average Funds under Management (FUM) and Funds under Administration (FUA), with BTFG maintaining number 1 position in wealth administration platforms for both FUA balances and net flows. Insurance cash earnings growth of 19% was driven by good cross sell into both the Westpac and St.George networks.

Westpac New Zealand — The prolonged recession in New Zealand, and the weakness of the property market, have impacted earnings in this division. While cash earnings for the half were significantly lower than the prior corresponding period, they were up sharply on 2H09. These movements reflect impairment charges peaking in 2H09, and now easing. As the New Zealand economy recovered, underlying performance began to show good momentum in the half with above system growth across both mortgages (up 6%) and business lending (up 1%). However, similar to Australia, improved growth has been more than offset by higher funding costs and the decision to reduce bank fees.

(4) First Half 2009 on a pro-forma basis.

Outlook

The recent period has seen a key turning point for the Australian banking system, with the improved economic environment leading to a stabilisation in asset quality and a material reduction in impairment charges. Total system credit demand is expected to improve as business investment gradually returns, with mortgages likely to remain solid.

While the Australian and New Zealand economies have shown marked signs of improvement, The Westpac Group remains cautious. Mrs Kelly said: “We expect the effects of the global financial crisis to be with us for many years. Indeed, recent issues in Europe have highlighted the fragile nature of the recovery in some global markets. In Australia we will continue to see impacts particularly over the next two years, as the transition towards new regulatory arrangements begins and the economy adjusts to post crisis credit costs. As a result we believe it is important to retain prudent balance sheet settings to deal with the challenges ahead.”

Mrs Kelly concluded: “By supporting customers through the global financial crisis, and investing heavily in the front line, The Westpac Group has materially strengthened its business. We are very well positioned to further improve service to customers and returns for our shareholders.”

Ends.

For Further Information:

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443